FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a - 16 or 15d - 16 of

the Securities Exchange Act of 1934

For the month of July
HSBC Holdings plc

42nd Floor, 8 Canada Square, London E14 5HQ, England

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F).

Form 20-F   X              Form 40-F ......

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934).

Yes.......          No    X

(If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ..............).

25 July 2012

HSBC MEXICO PAYS FINE TO CNBV

*** HSBC Mexico pays fine for non-compliance with a number of prudential regulations identified by the CNBV in 2007 and 2008 ***
*** HSBC Mexico re-affirms its total commitment to collaborate with the authorities in complying with banking regulation ***

Grupo Financiero HSBC, S.A. de C.V. (HSBC Mexico) today paid a fine imposed by the National Banking and Securities Commission (CNBV), amounting to MXN379m (approximately US$27.5m), in connection with non-compliance with anti-money laundering systems and controls, including reporting requirements with regard to unusual transactions, as well as other prudential regulations.

The infringements are related to the late reporting of 1,729 unusual transactions; the failure to report 39 unusual transactions, and 21 administrative failures.

HSBC Mexico apologises for its failure strictly to comply with banking regulations, and acknowledges that in the past it has sometimes failed to meet the standards that regulators and customers expect.

HSBC Mexico is aware of the importance of strengthening compliance and risk management controls for the overall financial system. It has already taken actions and invested resources to address the past failures for which it has been fined, including:

•    Stopping the purchase, sale and deposit of US Dollars in cash in branches from January 1st, 2009, the first bank in Mexico to do so, prior to the issue by the authorities of regulations for the financial system;

• Significantly strengthening the internal control and anti-money laundering departments;

• Implementing an organisational culture focused on the mitigation and management of risks;

• Significantly improving the reporting and detection systems for unusual transactions;

• Implementing strict 'know our customer' policies , including the centralisation of customer files; and

• Closing accounts where there is insufficient information about a customer, or where a customer is considered high risk.

Mexico remains a priority market for the HSBC Group. HSBC Mexico continues to be well capitalized with strong liquidity.

Media enquiries to:

Mexico
Lyssette Bravo	+5255 57212888	lyssette.bravo@hsbc.com.mx
London
Patrick Humphris	+44 (0)20 7992 1631	patrick.humphris@hsbc.com
Hong Kong
Gareth Hewett	+ 852 2822 4929	garethhewett@hsbc.com.hk

Investor Relations enquiries to:

London
Guy Lewis	+44 (0)20 7992 1938	guylewis@hsbc.com
Robert Quinlan	+44 (0)20 7991 3643	robert.quinlan@hsbc.com
Hong Kong
Hugh Pye	+852 2822 4908	hugh.pye@hsbc.com

Note to editors:

About HSBC
GrupoFinanciero HSBC is one of the leading financial groups in Mexico with 1,066 branches, 6,201 ATMs, approximately eight and a half million total customer accounts and approximately 18,500 employees. For more information, visit www.hsbc.com.mx.

GrupoFinanciero HSBC is a 99.99% directly owned subsidiary of HSBC Latin America Holdings (UK) Limited, which is a wholly owned subsidiary of HSBC Holdings plc and a member of the HSBC Group. With around 7,200 offices in over 80 countries and territories in Europe, the Asia-Pacific region, North and Latin America, the Middle East and Africa and with assets of US$2,637bn at 31 March 2012, the HSBC Group is one of the world's largest banking and financial services organisations.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

HSBC Holdings plc

                                                       By:

                                                                                Name:   P A Stafford

                                                                                                Title: Assistant Group Secretary

                                                                              Date: 25 July 2012